CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated January 30, 2026, and each included in this Post-Effective Amendment No. 111 on the Registration Statement (Form N-1A, File No. 333-34474) of BNY Mellon Opportunity Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 21, 2025, with respect to the financial statements and financial highlights of BNY Mellon Opportunity Funds (comprised of the sole fund BNY Mellon Natural Resources Fund) included in the Annual Report (Form N-CSR) for the year ended September 30, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

January 23, 2026